Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in our Annual Report on Form 20-F for the year ended December 31, 2025, as well as our unaudited condensed consolidated financial statements and the related notes thereto as of and for the six months ended June 30, 2026, included elsewhere in this Report of Foreign Private Issuer on Form 6-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

Cautionary Statement Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our ability to successfully enter new markets, manage our international expansion and comply with any applicable laws and regulations;

●	the timing for the commercialization of our wave energy conversion, or WEC, technology, including the timing, cost, regulatory approvals or other aspects related thereto;

●	our ability to generate revenue from our WEC technology and ancillary services, such as feasibility studies, powering data centers, or our Wave Power Verification, or WPV, software;

●	our expectations regarding the supply of components and manufacturing of our products;

●	the ability of our WEC technology to generate commercial amounts of energy and its perceived benefits versus other solutions;

●	the successful development of the WPV software or the AI features of the technology;

●	the implementation of solar panels into our WEC technology;

●	our estimates regarding anticipated expenses, capital requirements and our needs for additional financing;

●	our expectations with regards to the receipt of funds pursuant to existing and future grants;

●	our ability to compete with other companies in our industry;

●	the receipt of any government subsidies or feed-in-tariffs;

●	our research and development and growth strategies and marketing plans;

●	our ability to comply with environmental laws and to adapt to changes in laws, regulations or policies of governmental agencies or regulators relating to the utilization of our WEC technology;

●	the ability of our management team to lead the development and commercialization of our WEC technology;

●	our estimates of the size of our market opportunities;

●	issuance of patents to us by the United States Patent and Trademark Office and other governmental patent agencies;

●	foreign exchange rate fluctuations, particularly fluctuations between the U.S. dollar and Swedish Kronor and Israeli shekel;

●	general market, political and economic conditions in the countries in which we operate including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as Israel’s multi-front war; and

●	those factors referred to in “Item 3. Key Information - D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2025, or our Annual Report.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report, which was filed with the Securities and Exchange Commission, or the SEC, on March 12, 2026, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Unless otherwise indicated, all references to “we,” “us,” “our,” the “Company” and “EWPG” refer to Eco Wave Power Global AB (publ), after the date that it acquired its operating subsidiary, Eco Wave Power Ltd., or EWP Israel, or the Acquisition, while such references, before the time of the Acquisition, refer to EWP Israel. References to “U.S. dollars” and “$” are to currency of the United States of America, references to “SEK” are to Swedish Kronor, references to “shekel,” “Israeli shekel” and “NIS” are to New Israeli Shekels, references to “Euro,” “EUR” and “€” are to the Euro common currency of the Eurozone of the European Union and references to “GBP” are to the British Pounds Sterling. References to “Common Shares” are to our Common Shares, no par value. We report our financial statements under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

Overview

We are a wave energy company primarily engaged in the development of a smart and cost-efficient WEC technology that converts ocean and sea waves into clean electricity. Our wave energy technology is implemented onshore or nearshore, as opposed to offshore systems, and draws energy from incoming waves by converting the rising and falling motion of the waves into an efficient and clean energy generation process. In addition to our WEC technology, we are also building out a pipeline of ancillary technology services that we may provide to our clients and other parties, such as research institutions. These services currently include feasibility studies for potential clients of our WEC technology. We are also developing a smart WPV software, intended to provide real-time production verification that is expected to allow preventative-predictive and corrective measures to be taken. We believe that by providing these complementary services, we will be better positioned to be a leader of the wave energy industry.

 Integration of Artificial Intelligence and Focus on the AI Infrastructure Sector

The rapid global growth of AI and machine learning technologies is expected to significantly increase electricity demand, particularly from large-scale data centers and high-performance computing infrastructure. As part of our strategic development initiatives, we are exploring opportunities to position our wave energy technology as a complementary renewable energy source for the AI and data infrastructure sector.

In parallel, we are also developing AI-enabled software tools designed to enhance the operational performance, monitoring capabilities, and predictive maintenance of our wave energy systems.

At this stage, WaveGPT is a planned development in collaboration with Florida Atlantic University.

Currently, our power stations operate using a programmable logic controller (PLC)-based industrial control system, which manages operational modes based on inputs such as wave height and hydraulic pressure.

Operational data from our systems is transmitted to a dedicated monitoring platform that enables the Company to:

●	Store and analyze time-series operational data

●	Monitor wave conditions in relation to electricity production

●	Detect anomalies based on predefined operational thresholds

●	Generate real-time alerts for engineering and maintenance teams

In parallel, the Company is exploring the development of additional AI-oriented analytical layers and digital twins intended to enhance operational decision-making and system optimization.

WaveGPT is being planned as a higher-level intelligence platform intended to integrate real-time ocean data, operational performance metrics, and predictive analytics to support performance optimization and engineering decision-making.

The Company’s AI and machine learning applications will primarily focus on time-series analysis and predictive modeling of operational and oceanographic data. As the Company continues to scale its deployments, it expects to further develop these capabilities, potentially incorporating GPU-accelerated models, edge computing architectures, and advanced simulation tools.

Potential future applications may include:

●	Predictive maintenance of hydraulic and mechanical components

●	Dynamic optimization of hydraulic system performance

●	Digital twin simulations of wave energy installations

●	Real-time adaptive operational control

There can be no assurance that these AI-based technologies will be successfully developed or deployed commercially; however, the Company believes that integrating advanced data analytics and artificial intelligence into its operational platform may enhance system efficiency, reliability, and scalability over time.

We have entered into a variety of agreements with parties interested in the utilization of our WEC technology. These agreements consist of power purchase agreements, concession agreements, turnkey agreements, and other agreements in various stages, including letters of intent. Based on the terms of the agreements and our own calculations, we believe that we have a total worldwide pipeline of projects that may be over 404.7 megawatts in size. Although the majority of the megawatts included in our pipeline are subject to preliminary agreements, we have a limited amount of megawatts that are subject to more advanced agreements. we also operate a pilot wave energy station in Israel, which received a Pioneering Technology approval from the Israeli Ministry of Energy for the 100 kilowatt (or 0.1 megawatt) WEC array and a collaboration agreement with AltaSea in the Port of Los Angeles.

Pursuant to this collaboration agreement, we signed a pilot test agreement on January 3, 2024 for the development of a wave energy pilot in the AltaSea premises in the Port of Los Angeles between us and Shell International Exploration and Production Inc. On September 9, 2025, the Company successfully launched its first U.S. wave energy project at the Port of Los Angeles, developed in collaboration with AltaSea and Shell Marine Renewable Energy (MRE). In March 2026, we submitted the final project completion report to Shell International Exploration and Production Inc and to AltaSea and the Port of Los Angeles., marking the completion of the contractual milestones and deliverables under the Pilot Test Agreement. The installation at AltaSea will continue to operate as an educational and demonstration facility, showcasing wave energy technology to policymakers, researchers, industry stakeholders and potential commercial partners. Eco Wave Power believes that the successful completion of the Port of Los Angeles pilot establishes a technical and regulatory foundation for future commercial-scale wave energy deployments on breakwaters, port structures and other coastal infrastructure worldwide.

During the first half of 2026, we also advanced our 1MW wave energy project in Porto, Portugal by completing a wave and loads assessment with MetOcean Consult and submitting a full execution plan to APDL. In March 2026, APDL informed the Company that the Barra do Douro breakwater experienced localized damage following an unusually strong storm event in the region. As the owner of the infrastructure, APDL indicated that it intends to conduct a structural assessment of the breakwater and subsequently carry out any necessary repair works. APDL reiterated its continued interest in Eco Wave Power’s innovative wave energy project and its intention to advance the initiative following completion of the assessment process.

While the Company expects that the assessment and potential repair works may affect the previously anticipated execution timeline, the Company has not yet received formal written confirmation regarding the scope of the works or any revised schedule and is currently awaiting APDL’s official assessment in order to determine the potential implications for the project timeline and related regulatory procedures. As of August, 2026, APDL officially updated Eco Wave Power that they have officially commenced the strengthening works.

It should also be noted that any structural review and repair work may strengthen the breakwater infrastructure, which could ultimately benefit the project. In addition, certain breakwater reinforcement works had originally been included within the Company’s project budget, and therefore such works, if carried out by APDL, may reduce certain infrastructure costs previously anticipated as part of the project scope.

During the first half of 2026, we also advanced our Taiwan project after I-Ke International Ocean Energy Co. signed a land lease agreement with Suao Port for the designated wave energy project site.

Although some of these agreements may be deemed to be definitive, there is no guarantee that we will complete the construction of any WEC system for such projects, as certain conditions must be met and certain licenses obtained to advance to the construction stage of such projects. (See Item. 4.D. – “Risk Factors — Risks Related to Our Business Operations” in our Annual Report for risks associated with our pipeline projects and Item. 4.B. – “Business — Project Pipeline” in our Annual Report for additional information).

We plan to continue to develop the projects in our pipeline and to work towards implementing our megawatt project in Portugal and/or other locations, further expand our project pipeline, conduct research and development aimed at continuing to upgrade and improve our WEC technology, continue the reinforcement of our patent portfolio, and to expand the team that will help us achieve our growth strategy. We expect the development cost of launching any commercial-scale project (i.e., at least 20 megawatts), will range from EUR 1.2 million ($1.4 million) to EUR 1.8 million ($2.1 million) for the cost of equipment per megawatt. In addition to the cost of equipment, the cost to launch a commercial-scale project will also include installation and connection to the local/regional electricity grid, which cost may significantly vary in accordance with the condition of the breakwater and/or the construction of a novel marine structure, and the distance from the nearest grid connection point. In addition, the price may vary significantly due to the wave climate in the region, as regions with lower wave climates may require significantly larger amounts of floaters to reach an adequate capacity factor. As of the date of this Report of Foreign Private Issuer on Form 6-K, most of our projects are either not of a commercial nature or in too early stage of their development to determine the exact final construction, installation, and grid connection costs. In addition, we expect that the costs of completing our pipeline projects will be impacted by applicable government regulations, some of which may cause the actual cost of getting to commercial launch to become more expensive.

The EDF EWP One 100 kilowatt (or 0.1 megawatt) installed capacity project, the construction of which has been completed, cost approximately $1 million. The cost of the project was more than originally expected due to component price increases resulting from supply chain disruptions that have occurred since 2020 and other various research and development activities performed at the site. The costs have been divided equally between us and EDF Power Solutions Israel Ltd. (formerly known by the name EDF Renewables IL).

Our projects generally have the following development milestones, once an agreement and/or proper licenses have been entered:

●	pre-feasibility studies, which entail preliminary site suitability and energy potential assessments;

●	feasibility studies, which entail detailed civil engineering studies, wave studies, forecasting energy generation calculations, forecasting cost calculations, as well as site and project suitability assessments;

●	licensing (including securing grid connection approvals and terms and negotiating feed-in-tariffs, if not available), which generally entails securing all the licenses, permits, and approvals required for the development and construction of a power station at the relevant site;

●	detailed planning;

●	parts procurement, assembly, construction, installation; and

●	connection to the electricity grid and full system integration, followed by a test run.

Revenue

We did not generate any revenue during the six months ended June 30, 2025 and during the six months ended June 30, 2026.

To date, we have generated sales from feasibility studies, engineering services and from a wave energy pilot project in Asia.

Operating Expenses

Our current operating expenses consist of three components - research and development expenses, sales and marketing expenses and general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and related personnel expenses, depreciation and other research and development expenses. Although our research and development expenses have decreased during the six months ended June 30, 2026, we expect that our research and development expenses will increase as we grow our project pipeline and increase project execution rates in new locations.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of salaries, marketing and advertising services, including public relations and investor relations, and travel. Although our expenses have increased during the six months ended June 30, 2026, we expect that our sales and marketing expenses will increase further as we add more projects to our project pipeline, which will result in the need for marketing in new areas of operation.

General and Administrative Expenses

Our general and administrative expenses consist primarily of salaries, professional service fees, depreciation, and other general and administrative expenses, such as rent and consulting fees. Our general and administrative expenses have decreased during the six months ended June 30, 2026, and we expect that our general and administrative expenses will increase as we grow our operations, specifically in terms of employee headcount, professional support and legal costs due to the planned implementation of our first 1 megawatt pilot scale project in Portugal, the implementation of our first project in Taiwan, and further developing our artificial intelligence capabilities.

Results of Operations

Comparison of the Six Months Ended June 30, 2026 and 2025

The following table sets forth our results of operations for the six months ended June 30, 2026 and 2025:

	Six Months Ended June 30,
USD in thousands	2026	2025
Research and development expenses	(218)	(399)
Sales and marketing expenses	(174)	(123)
General and administrative expenses	(1,073)	(1,089)
Other income	64	62
Share of net loss of a joint venture accounted for using the equity method	(50)	(39)
Operating loss	(1,451)	(1,588)
Financial (expenses) income, net	(221)	(304)
Net loss	(1,672)	(1,892)

Research and Development Expenses

Research and development expenses decreased by $181 thousand, or 45%, to $218 thousand for the six months ended June 30, 2026, compared to $399 thousand for the six months ended June 30, 2025. This decrease was primarily attributable to a $29 thousand decrease in labor and related expenses, a $124 thousand decrease in other research and development costs, a $67 thousand increase in grants received in the first half of 2026 and a $39 thousand increase in depreciation.

Sales and Marketing Expenses

Sales and marketing expenses increased by $51 thousand, or 41%, to $174 thousand for the six months ended June 30, 2026, compared to $123 thousand for the six months ended June 30, 2025. This increase was primarily attributable to a $16 thousand increase in payroll and related expenses and a $35 thousand increase in travel and investor communication expenses in the first half of 2026.

General and Administrative Expenses

General and administrative expenses decreased by $16 thousand, or 1%, to $1,073 thousand for the six months ended June 30, 2026, compared to $1,089 thousand for the six months ended June 30, 2025. This decrease was primarily attributable to a $73 thousand decrease in professional fees, a $34 thousand decrease in travel expenses, a $22 thousand decrease in insurance expenses, a $30 thousand decrease in other general and administrative expenses and a $143 thousand increase in payroll and related expenses in the first half of 2026.

Other Income

Other income increased by $2 thousand, or 3%, to $64 thousand for the six months ended June 30, 2026 compared to $62 thousand for the six months ended June 30, 2025. This increase was primarily attributable to income from services provided in connection with demonstrating our technology in the US during the first half of 2026.

Share of net loss of a joint venture

Share of net loss of a joint venture accounted for using the equity method increased by $11 thousand, or 28%, to $50 thousand for the six months ended June 30, 2026, compared to $39 thousand for the six months ended June 30, 2025. This increase was primarily attributable to operational costs.

Operating loss

Operating loss reduced by $137 thousand, or 8.6%, to $1,451 thousand for the six months ended June 30, 2026, compared to $1,588 thousand for the six months ended June 30, 2025. This decrease was primarily attributable to a decrease of $181 thousand in research and development expenses, an increase of $51 thousand in sales and marketing expenses and a decrease of $16 thousand in general and administrative expenses.

Financial Income (Expenses), Net

Net financial loss was $221 thousand for the six months ended June 30, 2026, compared to $304 thousand net financial loss for the six months ended June 30, 2025. This decrease was primarily attributable to a decrease in loss from foreign exchange differences due to the appreciation of the Swedish Krona and of the New Israeli Shekel against the U.S. dollar.

Net Loss

Net loss decreased by $220 thousand, or 11.6%, to $1,672 thousand for the six months ended June 30, 2026, compared to $1,892 thousand for the six months ended June 30, 2025. This decrease was primarily attributable to a decrease of $137 thousand in operating loss and the decrease of $83 thousand in net financial loss primarily attributable to a decrease in loss from foreign exchange differences due to the increased value of the SEK and of the NIS against the U.S. dollar.

Liquidity and Capital Resources.

Overview

Since the inception of EWP Israel and through June 30, 2026, we have funded our operations principally with $32.4 million from the sale of our Common Shares in our initial public offering on Nasdaq First North Growth Market Sweden (“Nasdaq First North”), from private issuances of Common Shares, from our public offering of our American Depository Shares (“ADSs”) on the Nasdaq Capital Market, through our registered direct offering from December 2024, our June 2026 registered direct offering of 400,000 ADSs and accompanying warrants to purchase up to 300,000 ADSs for gross proceeds of approximately $4.0 million, and from shareholder loans and from the receipt of various government grants.

As of June 30, 2026, our cash, cash equivalents and short term bank deposits were $8.4 million, of which $8.15 million were in cash and cash equivalents and $0.25 million in restricted short term bank deposits.

The table below presents our cash flows for the periods indicated:

	Six Months Ended June 30,
USD in thousands	2026	2025
Cash used in operating activities, net	(1,444)	(1,474)
Cash provided by investing activities, net	22	93
Cash provided by (used in) financing activities, net	3,567	(111)
Net increase (decrease) in cash and cash equivalents	2,145	(1,492)
Cash and cash equivalents – Beginning of period	6,022	7,845
Effect of exchange rate changes on cash and cash equivalents	(15)	105
Cash and cash equivalents – End of period	8,152	6,458

Operating Activities

Net cash used in operating activities for the six-month period ended June 30, 2026 was $1,444 thousand and primarily was due to a net loss of $1,672 thousand for the period. The cash used in operating activities was reduced mainly by the elimination of certain non-cash items that were taken into account in calculating, and that increased our overall loss, including $141 thousand of depreciation expenses, $281 thousand of other non-cash items, and changes in components of working capital.

Net cash used in operating activities for the six-month period ended June 30, 2025, was $1,474 thousand and primarily reflects a net loss of $1,892 thousand for the period. The cash used in operating activities was reduced mainly by the elimination of certain non-cash items that were taken into account in calculating, and that increased our overall loss, including $112 thousand of depreciation expenses, $269 thousand of other non-cash items, and changes in components of working capital.

The decrease in net cash used in operating activities was mainly the result of a decrease in net loss and an increase in non-cash expenses.

Investing Activities

Net cash provided by investing activities in the six months ended June 30, 2026, amounted to $22 thousand and consisted mainly of $50 thousand interest received on cash and cash equivalents and an investment of $28 thousand in our EWP EDF One Ltd. joint venture that constructed the pilot project at Jaffa Port.

Net cash provided by investing activities in the six months ended June 30, 2025, amounted to $93 thousand and consisted mainly of $102 thousand interest received on cash and cash equivalents, an investment of $44 thousand in our EWP EDF One Ltd. joint venture that constructed the pilot project at Jaffa Port, $37 thousand purchase of property and equipment and $72 thousand proceeds from sale of property.

This decrease in net cash provided by investing activities is due mainly to a $52 thousand reduction in proceeds from interest received on bank deposits and a $72 thousand reduction in proceeds from property sale.

Financing Activities

Net cash provided by financing activities amounted to $3,567 thousand for the six months ended June 30, 2026, compared to net cash used in financing activities of $111 thousand for the six months ended June 30, 2025. This increase is attributable mainly to the receipt of $4 million in gross proceeds from a registered direct offering, net of offering expenses of $337 thousand.

On June 26, 2026, the Company issued, in a registered direct offering, a total of 400,000 ADSs (each representing eight of the Company’s common shares) and 300,000 warrants to purchase 300,000 ADSs, for total gross proceeds of $4.0 million, before deducting placement agent fees and other issuance costs of $430 thousand. The warrants are immediately exercisable at an exercise price of SEK 116.76 per ADS (equivalent to US$12.00 per ADS as of June 26, 2026) and, if fully exercised, would result in additional gross proceeds of approximately SEK 35.03 million (equivalent to $3.0 million as of June 26, 2026). The warrants will expire three years from the date of issuance. The warrants were classified as equity in the Company’s financial statements.

On March 7, 2019, EWP Israel signed a loan agreement with PortXL Netherlands B.V., or PortXL, to provide EWP Israel with €100,000 (approximately $114,000). The loan consisted of two components: (1) €85,000 (approximately $97,000) in kind consisting of services related to participating in PortXL’s startup accelerator program was provided; and (2) €15,000 (approximately $17,000) was provided in cash. The loan bears a compounded fixed interest of 5% per annum, accruing from April 1, 2019 through March 31, 2028. The outstanding balance of the loan and any accrued and unpaid interest thereon shall be due and payable in five annual installments, commencing from April 1, 2023. EWP Israel is entitled to prepay any part of the loan and/or the interest at any time, without any premium or penalty in its sole discretion. To the extent that EWP Israel fails to repay the loan when due, PortXL shall be entitled, as a sole remedy, to be issued ordinary shares of EWP Israel in such number equal to the unpaid balance of the loan and the accrued interest, divided by $357.825, which was the value of such ordinary shares prior to our initial public offering on Nasdaq First North. According to the loan agreement, EWP Israel is obligated to send PortXL audited financial statements, once such statements are available. As of June 30, 2026, the amount outstanding under the loan agreement with PortXL was $163,000.

As of June 30, 2026, we also have the following indebtedness from loans received from a related party. (See Item. 7.B. - “Related Party Transactions” in our Annual Report for additional information):

●	In connection with a loan received during the course of 2011 through 2016, EWP Israel entered into loan agreements with David Leb, a shareholder of the Company and a member of our board of directors, in the amounts of $200,000 and $800,000, or the First Shareholder Loan and the Second Shareholder Loan, respectively. According to the terms of the First Shareholder Loan, EWP Israel agreed to repay the borrowed amount through monthly payments of $666, commencing from January 2019. The First Shareholder Loan carries an annual interest rate of 4% per year, compounded annually and the principal amount and the interest thereon were scheduled to mature in January 2020. Pursuant to a side letter entered into in January 2021 by us and Mr. Leb, the First Shareholder Loan is scheduled to mature in January 2022. According to the terms of the Second Shareholder Loan, EWP Israel agreed to repay the borrowed amount, interest-free, within 36 months, or the Maturity Date. In the event repayment is not made by the Maturity Date, the Second Shareholder Loan will begin to carry an interest rate of 4% per annum. We are currently accruing interest on the loan amount, as we have not yet decided whether to repay the loan, as per the terms of the loan agreement. Pursuant to a side letter from Mr. Leb dated December 31, 2021, the repayment of the loan will depend on the Company’s financial condition and any demand to repay the loan will not be made prior to January 2023. The First Shareholder Loan principal was repaid in 2022. The accrued interest is classified as a current liability to a related party in our statement of financial position as of June 30, 2026 and as of December 31, 2025.

In addition, we previously received a variety of grants, including royalty and non-royalty bearing grants, and other commitments.

In 2013 we signed a loan agreement with the Management Committee of Jiangsu Changshu High-tech Development Zone, or the Committee, and with Changshu Shirat Enterprise Management Co. Ltd., or CS. The Committee provided a loan in the aggregate amount of RMB 3,977,700 (approximately $586,000) to EWP Suzhou. In order to repay the principal amount of the loan and interest accrued thereon, pursuant to the terms of the agreement, EWP Suzhou is scheduled to pay the Committee 3% of the net proceeds from commercialization of its future projects and products in addition to 5% annual interest, until the full amount is repaid. There have been no proceeds in China since 2013 and there are no expected significant proceeds from near future projects in China. In addition, EWP Suzhou is also obligated to pay to CS 5% of the net proceeds from commercialization of its future projects for a term of 10 years from the date of the agreement. For further information, see Note 16(b) to the audited consolidated financial statements included in our Annual Report.

Non-royalty bearing grants that we have received, and which we are not required to repay, include an AUD 75,000 (approximately $52,000) non-royalty bearing grant from the government of Queensland to support our operations and further growth in Australia, an EUR 50,000 (approximately $57,000) grant from the European Commission’s Horizon 2020 program, a $2,500 grant from Vital Voices Global Partnership to install certain equipment for the power station at the EDF EWP One Project, an EUR7,500 (approximately $8,600) grant from MazeX program for marketing and business development in Portugal, a GBP 8,480 (approximately $11,200) grant from the Wohl Clean Growth Alliance, a GBP 103,993 ($137,000) grant from Innovate UK through the Energy Catalyst Round 8, an EUR 22,500 (approximately $26,000) from the European Union Regional Development Fund, a NIS 90,000 ($30,000) GREENinMED grant provided by the European Union under the ENI CBC Mediterranean Sea Basin Programme, an EUR 17,885.70 (approximately $20,000) from Interreg Atlantic Area, European regional development fund its program Ports Towards Energy Self-Sufficiency, and an EUR 239,759 (approximately $273,000) from the EU Horizon 2020 Research and Innovation Programme as part of the ILIAD consortium (of which, EUR 88,035 received in May 2026).

Non-royalty bearing grants which we have been awarded but we have not yet fully received include a GBP 456,500 (approximately $604,000) grant approval from Innovate UK’s Energy Catalyst program Round 10, as part of a consortium led by Toshiba (U.K.) and Aquatera Ltd of which we received GBP 239,344 (approximately $316,000) for the first six quarters of the program (GBP 53,186 received in the first half of 2026).. In July 2025, the Company was approved as a participant in the EUR 2.45 million (approximately $2.79 million) Atlantic Wave Energy Sustainable Deployment Initiative (AWESDI) coordinated by the University of Vigo and funded by the Interreg Atlantic Area Programme. As a consortium partner, we were awarded €107,089 (approximately $122,000), with our contribution set at €26,772 (approximately $31,000). The project brings together institutions from Portugal, Spain, France, and Ireland to accelerate commercial-scale wave energy adoption.

We also were approved a royalty-bearing grant in the aggregate amount of up to NIS 492,000 (approximately $165,000) that we have received from the Israeli Ministry of Energy pursuant to a financing agreement. We are committed to pay royalties at a rate of 5% from commercialization of the project’s know-how and intellectual property up to the cumulative amount of the grant, linked to the Israeli consumer price index, and with the addition of the interest rate of the Accountant General of Israel.

Current Outlook

We have financed our operations to date primarily through proceeds from the sale of our Common Shares in our initial public offering on Nasdaq First North, from private issuances of shares by EWP Israel prior to our initial public offering on Nasdaq First North, from the public offering of our ADSs on Nasdaq Capital Market, from shareholder loans and from the receipt of various government grants. We have incurred losses and generated negative cash flows from operations since the inception of EWP Israel in 2011. From inception through June 30, 2026, we have not generated any significant revenue, and we do not expect to generate significant revenues from the sale of our products in the near future.

As of June 30, 2026, our cash and cash equivalents were $8.15 million and our restricted short term bank deposits were $0.25 million. Based upon our currently expected level of operating expenditures, we expect that our existing cash and cash equivalents will be sufficient to fund operations through at least the next 12 months period from the date of this Report of Foreign Private Issuer on Form 6-K. However, we will require significant additional financing in future periods to continue to fully execute our business plan.

In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	our research and development efforts, including our ability to finish research and development projects or product development within the allotted or expected timeline;

●	the cost, timing and outcomes of seeking to commercialize our products in a timely manner;

●	our ability to generate cash flows;

●	economic weakness, including inflation, or political instability in particular foreign economies and markets;

●	government regulation in our industry, and more specifically, the costs and timing of obtaining regulatory approval or permits to launch our technology in various geographical markets; and

●	the costs of, and timing for, strengthening our manufacturing agreements for production of our WEC technology.

Until we can generate significant revenues, if ever, we expect to satisfy our future cash needs through our existing cash, cash equivalents and short-term deposits, the net proceeds from the past offerings, loans, or debt or equity financings. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to, one or more applications of our products and projects in our pipeline. This may raise substantial doubts about our ability to continue as a going concern.

Trend information

Our operating results are influenced by general economic conditions, including macroeconomic factors, as well as the overall economic activity within the industries and markets we serve. Furthermore, the ongoing macroeconomic, business, and operational uncertainties, coupled with the current inflationary environment and elevated interest rates, could persist as challenges in the future. These challenges could impact our ability to secure funding and may also influence the spending decisions of our customers.

Critical Accounting Estimates

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, obligations, income and expenses during the reporting periods. For a comprehensive discussion of our critical accounting estimates please see “Item 5. Operating and Financial Review and Prospects - Management’s Discussion and Analysis of Financial Condition and Results of Operations – E. Critical Accounting Estimates” section in our Annual Report.